UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549.              Sec File Number
                                                                 1-9135
                                   FORM 12b-25                   Cusip Number
                                                                 015426109
                           NOTIFICATION OF LATE FILING

           (Check One) ___ Form 10-K ___ Form 20-F ___ Form 11-K _X__
                            Form 10-Q ___ Form N-SAR
                  For Period Ended: APRIL 30, 1999
                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I  -  REGISTRANT INFORMATION

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Full Name of Registrant
                               ADREIN ARPEL, INC.
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Former Name if Applicable
                                   ALFIN, INC.
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Address of Principal Executive Office (STREET AND NUMBER)
            P.O BOX 110 / 15 MAPLE STREET, NORWOOD, NEW JERSEY 07648
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City, State and Zip Code

PART II  -  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         ___      (a)  The  reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort of expense;

         _X_      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
                       portion thereof, will be filed on or before the fifteenth
                       calendar day  following  the  prescribed due date; or the
                       subject  quarterly  report of  transition  report on Form
                       10-Q, or portion  thereof  will be filed on or before the
                       fifth calendar day following the prescribed due date,
                       and
         ___      (c)  The  accountants  statement or  other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) The registrant could not file the 10-Q for the nine months ended April 30, 1999 because certain required information was not available. The report will be filed no later than June 21, 1999.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
         Michael D. Ficke           201              767-6880 x 327
         ----------------        -----------       ------------------
               (Name)            (Area Code)       (Telephone Number)
(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer in no identify reports(s) _X_ Yes ___ No
(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___ Yes _X_ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    ADREIN ARPEL, INC (FORMERLY ALFIN, INC.)
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date  June 14, 1999                       By /s/ Michael D. Ficke
      -------------                          --------------------
                                             Michael D. Ficke
                                             Secretary / Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than by an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with the Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 of Rule 202 of Regulation S-T (Section 232.201 of Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).